Mail Stop 3561

April 19, 2010

Via U.S. Mail and Fax (314) 992-6691

Martin J. Lyons, Jr.
Chief Financial Officer
Ameren Corporation
1901 Chouteau Avenue
St. Louis, Missouri 63103

      Re: Ameren Corporation
              Form 10-K for Fiscal Year Ended December 31, 2010
              Filed February 26, 2010
              File No. 001-14756

Dear Mr. Lyons:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, if applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 4

1. Please revise your business discussion to provide a clear description of the business done and intended to be done by each of Ameren's subsidiaries. We note your business segments discussion beginning on page five, but it does not appear that you provide a description of the business currently done and intended to be done by each of Ameren's subsidiaries. We also note your bullet points in

your Management's Discussion and Analysis on page 30 which provide a one sentence description of each subsidiary's business. See Item 101(c) of Regulation S-K.

Item 3. Legal Proceedings, page 23

2. We note your disclosure that "except as otherwise disclosed in this report" you believe that the final disposition of the legal proceedings are not material. However, your numerous references in the last paragraph do not clearly identify which legal proceedings you believe are material. Therefore, please describe in this section any material pending legal proceeding and provide the information required by Item 103 of Regulation S-K for each proceeding. Also include in your disclosure any proceedings required to be described as set forth in instruction 5 to Item 103.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

3. We note several instances in this section where you have attributed changes in your financial statements to various factors, but have not provided any perspective of the reason for these changes. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance. By way of example, we note the following:

    *   Your second bullet point on page 31 states that your 2009 earnings were negatively affected by "higher net fuel costs at UE … among other things", but you provide no explanation of the reason for these fuel costs or whether you expect this trend to continue.
    *   Your third bullet point on page 32 states that your 2009 earnings were favorably affected by "decreased plant operations and maintenance expense", but you do not state the cause of these decreases.
    *   Under the heading "Other Operations and Maintenance Expenses" on page 42 you state that your operations and maintenance expenses decreased by $119 million in 2009 due in part to a reduction of $48 million in coal-fired plant maintenance costs, but you provide no analysis of the reason for this reduction.
    *   On page 42 you state that you experienced an increase of $24 million in labor costs, but provide no explanation of the reason for this increase.

    Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

                        *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director